UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Statement by a Fiat spokesperson on Fiat and Ford looking into a strategic cooperation on a new “A segment” car

SIGNATURES

Statement by a Fiat spokesperson on Fiat and Ford looking into a strategic cooperation on a new “A segment” car

Fiat and Ford confirm that strategic discussions have been taking place between management representatives of Fiat and Ford of Europe on whether it might be advantageous to both companies to pursue joint development of a future “A segment” (also described as “sub-B” segment) car in Europe.

These discussions have been progressing positively, to the point we have both signed a Memorandum of Understanding.

The two new vehicles that would be involved, with highly differentiated designs, would be a new Fiat 500 and a replacement for the current Ford Ka.

By working together on this project, both companies would envisage reduced development and material costs, while providing highly competitive products to the marketplace.

Turin, September 9th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney